Room 4561

November 14, 2006

Mr. Kevin J. Krakora
Executive Vice President
and Chief Financial Officer
Diebold, Incorporated
5955 Mayfair Road
PO Box 3077
North Canton, OH 44720

> **Re:** **Diebold, Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 14, 2006**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2006**
> **Filed November 6, 2006**
> **Form 8-K Filed October 30, 2006**
> **File No. 001-04879**

Dear Mr. Krakora:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 9A. Controls and Procedures, page 11

1.   Your disclosure describes certain ongoing remediation efforts intended to remediate the previously identified material weaknesses. Based on your

disclosure, it is unclear which remediation steps have been implemented and in which period implementation was completed. Your disclosure should clearly indicate the steps taken during the period covered by the report versus the steps taken in previous quarters and those you intend to take in future periods. Please tell us how you considered the requirements of Item 308(c) of Regulation S-K which requires disclosure of changes that occurred in the last fiscal quarter that have "materially affected, or are reasonably likely to, materially effect, the registrant's internal controls." In addition, note that when describing material changes it is not appropriate to disclose that there were no material changes "other than the remedial efforts described above." Similar concerns apply to the disclosures in your subsequent Form 10-Q filings.

Note 5: Property, Plant and Equipment, page 33

2.   We note that you classify "rotable spares" as property, plant and equipment. Please explain, in reasonable detail, the nature of, and underlying uses for, these assets. As part of your response, refer to the authoritative literature that supports your accounting.

2005 – 2000 Selected Financial Data, page 50

3.   We note that you disclose "Net income (Non-GAAP) before realignment and other charges, net of tax." This appears to be a non-GAAP measure and your disclosures regarding this measure seem very limited and do not appear to comply with our non-GAAP guidance. Please tell us, in detail, how you have considered the requirements of Item 10(e)(1) of Regulation S-K and the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

4.   There appear to be inconsistencies between the captions within this table and those reported within your statements of income on page 27. As a result, it is unclear which amounts are intended to be non-GAAP measures. For example, "net income" does not agree to the corresponding amount shown on page 27, but "net income (non-GAAP) before realignment and other charges, net of tax" does agree to net income on page 27. Please explain these inconsistencies to us and clearly indicate which amounts are intended to be non-GAAP measures.

302 Certifications

5.   We note the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

Form 10-Q for the Fiscal Quarter Ended September 30, 2006

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 21

6.   We note the substantial decrease in accounts receivable and DSO during the quarter ended September 30, 2006 that you attribute to better collections. Please explain how you improved collections during the third quarter of 2006 and why you believe that customers were amenable to these changes. As part of your response, provide us with a quarterly analysis of revenue, accounts receivable, DSO and deferred revenue during 2005 and 2006. Explain any significant fluctuations shown by this analysis including, but not limited to, why you believe that collections had deteriorated prior to their improvement during the most recent quarter. In addition, describe any changes in your revenue recognition or collections policies or changes in credit or other sales terms that occurred during these periods that may have affected the results of your analysis.

Item 4. Controls and Procedures, page 27

7.   Your disclosure indicates that you continued to implement remediation efforts in the third quarter of 2006 related to the material weakness previously identified. Please explain to us how you concluded that your disclosure controls and procedures were effective as of June 30, 2006 if remediation of this material weakness continued through September.

Form 8-K Filed October 30, 2006

8.   We note your disclosure of non-GAAP earnings per share and free cash flow. Tell us how you considered Regulation G and Item 10(e)(1)(i)(C) of Regulation S-K. In this regard, we note that you have not provided substantive disclosure which explains why you believe presentation of the non-GAAP measures is useful to investors. We also note that you disclose non-GAAP service gross margin but have not provided the required reconciliation or disclosed why such a measure is useful.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Davis, Staff Accountant at (202) 551-3408 or Mark Kronforst, Assistant Chief Accountant, at (202) 551-3451 or me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant